SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 1-08604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team, Inc. Salary Deferral Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team, Inc.

200 Herman Dr.

Alvin, Texas 77511

(281) 331-6154

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Team, Inc. Salary Deferral Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2007 and schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas

June 5, 2008

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value	$68,527,953	$45,023,755

Total investments	68,527,953	45,023,755

Receivables:
Participant contributions	96	300,504
Company contributions	38	75,970
Due from broker for securities sold	169,992	4,245

Total receivables	170,126	380,719
Cash, noninterest bearing	346,332	27,181

Total assets	69,044,411	45,431,655

Liabilities:
Excess contributions payable	(80,427)	(64,151)
Due to broker for securities purchased	(517,182)	(31,345)

Total liabilities	(597,609)	(95,496)

Net assets available for benefits at fair value	68,446,802	45,336,159
Adjustment from fair value to contract value for fully benefit-responsive investment contract	17,646	32,180

Net assets available for benefits	$68,464,448	$45,368,339

See accompanying notes to financial statements.

2

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions to net assets available for benefits attributed to:
Investment income:
Interest	$181,894
Dividends	2,185,785
Net appreciation in fair value of common stock	15,526,110
Net appreciation in fair value of common/collective trusts	67,239
Net depreciation in fair value of mutual funds	(42,761)

Total investment income	17,918,267

Contributions:
Participant contributions	5,619,557
Company contributions	1,677,076
Participant rollover contributions	538,868

Total contributions	7,835,501

Total additions	25,753,768

Deductions from net assets available for benefits attributed to:
Distributions and benefits paid to participants	2,628,236
Administrative fees	29,423

Total deductions	2,657,659

Net increase in net assets available for benefits	23,096,109
Net assets available for benefits:
Beginning of year	45,368,339

End of year	$68,464,448

See accompanying notes to financial statements.

3

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of the Plan

The following description of the Team, Inc. Salary Deferral Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. (the Company or Team). Employees become eligible to participate in the Plan on the first day following completion of 30 days of service. After 30 days, employees are automatically enrolled at a 2% deferral rate of eligible pay unless the employee declines participation on the 31st day. The Plan is administered by the administrative committee (the Committee) appointed by the board of directors of the Company. Wachovia Bank N.A. is the trustee of the Plan, and USI Consulting Group (USI) serves as the recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

Each year, participants may contribute up to 100% of their pre-tax annual eligible pay, as defined in the Plan. The Internal Revenue Code of 1986, as amended (IRC) limits the maximum amount of a participant’s contribution on a pre-tax basis to $15,500 in 2007. The Company makes a matching contribution of 50% of the participant’s contribution, up to a limit of 6% of the participant’s eligible pay. Additional amounts may be contributed at the discretion of the Company’s board of directors. For the year ended December 31, 2007, no additional discretionary contributions were made. Participants age 50 and older as of December 31 are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the IRC. Catch-up contributions are subject to certain IRC limitations ($5,000 for 2007). Participants may also rollover amounts from former employer’s qualified plans.

(c)	Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and company matching contribution, and an allocation of the Company’s discretionary contribution, if elected, and the Plan’s earnings or losses net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Investments

Participants may direct the investment of their contributions into mutual funds, common/collective trusts, and/or a unitized fund comprised of Team’s common stock and a money market fund. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participant has elected to allocate their contributions.

4	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(e)	Vesting and Forfeited Accounts

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on continuous years of service as follows:

Years of service	Percentage of employer contribution that becomes vested
Less than one year	—%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

Years of service with certain predecessor employers is recognized for vesting service, as defined in the Plan Document.

Forfeited balances of terminated participants are used to reduce future Company contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled approximately $29,198 and $11,648, respectively.

(f)	Participant Loans

Participants may borrow from their account balance up to a maximum of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustee. All loans must generally be repaid within five years, except where a loan is used to purchase a principal residence. Principal and interest are paid ratably through payroll deduction. Interest rates range from 5% to 10.5% and maturity dates range from January 14, 2008 to August 6, 2027 on loans outstanding at December 31, 2007.

(g)	Payment of Benefits

On termination of service due to death, total disability or retirement, a participant may elect to receive the balance in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Upon reaching age 59 1/2, a participant may elect one withdrawal during any six-month period from the participant’s employee account and employer account. Upon furnishing proof of financial necessity, a participant is eligible for one withdrawal during any six-month period from the participant’s employee account and the vested portion of the employer account. Benefits are payable either in a lump-sum amount or in monthly, quarterly, semiannual, or annual installments.

5	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

The Plan requires automatic distribution of participant account balances, upon a participant’s termination, if account balances are less than $5,000 and greater than $1,000. If the participant does not elect to have the amount paid directly to his/her eligible retirement plan or receive a distribution directly, then the Plan will pay the distribution to an individual retirement account designated by the Plan Administrator. Amounts less than $1,000 are paid directly to the participant upon termination.

(h)	Termination of the Plan

Although it has not expressed any intent to do so, the Company may discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets will be valued and each participant will be entitled to distributions for the balance of his or her account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for investment in mutual funds, common/collective trusts, and/or a unitized fund comprised of Team common stock and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

The Plan invests through its investment in the common/collective trusts in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value the mutual funds and Team common stock. The common/collective trusts invest primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies and third-party financial institutions which are fully benefit responsive. These investments are presented at the fair value of units held by the Plan as of December 31 in the statement of net assets available for benefits including separate disclosure of the

6	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in the Financial Accounting Standards Board, FSB AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Pension Plans (the FSP), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. Money market securities and participant loans are valued at cost, which approximates fair value.

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments held are shown as net appreciation (depreciation) in fair value of common stock, common/collective trusts, and mutual funds in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Expenses

Loan processing fees are charged to the accounts of the participants who have elected to take loans from their accounts. All other administrative expenses of the Plan are paid by the Company, as provided in the plan document.

(f)	Payment of Benefits

Benefit payments to participants are recorded upon distribution. At December 31, 2007 and 2006, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.

(g)	Impact of New Accounting Standards and Interpretations

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

7	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

2007:
Team Inc. common stock	$28,922,464
American Growth Fund of America	4,965,416
Vanguard Index S&P 500 Portfolio	4,632,507
2006:
Team Inc. common stock	$13,780,072
American Growth Fund of America	4,508,811
Vanguard Index S&P 500 Portfolio	3,967,557
Oppenheimer Global Fund	3,279,480
Alliance Bernstein Balanced Fund	2,405,889

(4)	Team, Inc. Common Stock Voting Rights

At December 31, 2007 and 2006 the Plan held 790,353 and 395,638 shares of Team Inc. common stock, respectively. Participants may own units equivalent to the shares held by the Plan, however the voting rights attributable to the shares of Team Inc. common stock are voted by the Plan’s trustee as directed by the Committee.

(5)	Concentration of Investments

The Plan’s investment in shares of Team, Inc. common stock represents 43% and 31% of total investments as of December 31, 2007 and 2006, respectively. Team is a leading provider of specialty maintenance and construction services required in maintaining high temperature and high pressure piping systems and vessels that are utilized extensively in heavy industries and offers these services in over 80 locations throughout the United States, Aruba, Belgium, Canada, Singapore, The Netherlands, Trinidad and Venezuela. As a result of this concentration, any significant fluctuation in the market value of Team stock could affect individual participant accounts and the net assets of the Plan.

(6)	Federal Income Tax Status

The Plan obtained its latest determination letter on March 26, 2002, in which the Internal Revenue Service stated that the Plan qualifies under Section 401(a) of the IRC and that the trust created thereunder is exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since

8	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

receiving the determination letter; however, the plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified, and the related trust is tax exempt.

During 2008, the Company identified certain operational errors and omissions deemed by the plan administrator to be immaterial. The Plan will submit an application to the Internal Revenue Service under the applicable Employee Plans Compliance Resolution System as detailed in Revenue Procedure 2006-27, in order to voluntarily correct these operational issues. The plan administrator expects that the final outcome of the submission will not have any material effect on the Plan’s financial statements.

(7)	Party-in-Interest Transactions

The Plan engaged in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in the Company’s common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and IRC.

(8)	Delinquent Participant Contributions

As reported on Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company has incurred expense of $30,661 relating to remittance to the Plan of earnings on delinquent contributions. These delinquent contributions occurred during the years 2002 through 2007.

(9)	Nonparticipant Directed Investments

During 2004, certain participants accounts received as a result of a 1990 merger were transferred from Company’s common stock to a balanced portfolio of investments consisting of mutual funds and a common/collective trust. These accounts will be invested at the Company’s direction until such time that participants are located and request a distribution of their prior account balance. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31
	2007	2006
Net assets:
Money market account	$12,388	12,794
Mutual funds	338,632	327,799
Common/collective trust	104,691	107,293

	455,711	447,886
Adjustment from fair value to contract value	736	2,341

Total net assets	$456,447	450,227

9	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

Changes in net assets:
Net depreciation in fair value of investments	$(8,954)
Dividends and interest	26,196
Distributions	(36,746)
Other	25,724

$6,220

10	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$68,464,448	45,368,339
Less adjustment from fair value to contract value for fully benefit responsive investment contracts	(17,646)	(32,180)

Net assets available for benefits per the Form 5500	$68,446,802	45,336,159

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Total investment income per the financial statements	$17,918,267
Add: adjustment from fair value to contract value for fully benefit responsive investment contracts in 2006	32,180
Less: adjustment from fair value to contract value for fully benefit responsive investment contracts in 2007	(17,646)

Total investment income per the Form 5500	$17,932,801

Fully benefit responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

The following is a reconciliation of participant contributions per the financial statements to the Form 5500:

Participant contributions per the financial statements	$5,619,557
Add: adjustment to employee contributions for excess contributions	80,427

Participant contributions per the Form 5500	$5,699,984

Excess contributions are recorded as a separate amount on the Form 5500 and as a reduction of participant contributions for financial statement presentation.

11	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2007 and 2006

(11)	Subsequent Events

On April 3, 2008, the board of directors of the Company voted to appoint Fidelity Management Trust Company as the trustee, Fidelity Institutional Operations Company, Inc. as the recordkeeper and UBS Financial as investment adviser for the Plan. The transition to the new providers is scheduled to be completed by the end of the third quarter 2008.

On January 9, 2008, the Aitec USA, Inc 401k Plan with current value of net assets totaling $242,234, was merged into the Plan.

12

Schedule I

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2007

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction, including rate of interest	Amount on Line 4(a)	Lost interest
TEAM, Inc.	Plan Sponsor	2007 employee deferrals and
		loan repayments not deposited
		to the Plan in a timely manner.	$2,776,661	$7,710
TEAM, Inc.	Plan Sponsor	2006 employee deferrals and
		loan repayments not deposited
		to the Plan in a timely manner.	$1,807,759	$7,693
TEAM, Inc.	Plan Sponsor	2005 employee deferrals and
		loan repayments not deposited
		to the Plan in a timely manner.	$1,818,688	$9,465
TEAM, Inc.	Plan Sponsor	2004 employee deferrals and
		loan repayments not deposited
		to the Plan in a timely manner.	$356,091	$1,187
TEAM, Inc.	Plan Sponsor	2003 employee deferrals and
		loan repayments not deposited
		to the Plan in a timely manner.	$534,774	$2,233
TEAM, Inc.	Plan Sponsor	2002 employee deferrals and
		loan repayments not deposited
		to the Plan in a timely manner.	$802,656	$2,373

On June 28, 2006, April 16, 2007, June 22, 2007, April 14, 2008, May 28, 2008, and June 3, 2008 the Company reimbursed the Plan for lost interest on the amounts of $2,189, $18,919, $1,843, $6,606, $468, and $636 respectively.

See accompanying report of independent registered public accounting firm.

13

Schedule II

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party/description of investments, including maturity date and rate of interest	Cost	Current value
Team, Inc. common stock fund:
* TEAM, Inc. common stock	(a)	$28,922,464
Evergreen Money Market Fund	(a)	218,381

Total Team, Inc. common stock fund		29,140,845

American Growth Fund of America	(a)	4,965,416
Vanguard Index S&P 500 Portfolio	(a)	4,632,507
Eaton Vance Large Cap Value Fund	(a)	2,797,846
Eaton Vance Growth Fund	(a)	2,260,338
Goldman Sachs Mid-Cap Value Fund	(a)	2,790,012
Sentinel Small Company Growth Fund	(a)	1,868,435
Calvert Income Fund	(a)	1,056,069
John Hancock Strategic Income Fund	(a)	1,632,436
Alliance Bernstein Balanced Fund	(a)	2,425,729
Franklin Templeton Conservative Target Fund	(a)	1,419,951
Franklin Templeton Moderate Target Fund	(a)	579,516
Franklin Templeton Growth Target Fund	(a)	1,115,201
Columbia Small Cap Value Fund	(a)	1,511,162
International Portfolio:	(a)
Alliance Bernstein International Value	(a)	1,254,833
American Europacific Growth Fund	(a)	1,382,894
Columbia Acorn International Fund	(a)	891,883
AIM Developing Markets Fund	(a)	515,566

Total International Portfolio	(a)	4,045,176
Ultra Conservative Portfolio:	(a)
Excelsior Money Fund	(a)	335,864
Oppenheimer Limited Term Government Fund	(a)	168,978
Evergreen Core Bond Fund	(a)	169,713
Pioneer Strategic Income Fund	(a)	343,006
Legg Mason Short/Intermediate U.S. Government Fund	(a)	166,194
Union Bond & Trust Company Stable Value Fund	(a)	2,148,941

Total Ultra Conservative Portfolio	(a)	3,332,696
Balanced portfolio (former ESOP participants):
Goldman Sachs Structured U.S. Equity Fund	103	103
Eaton Vance Large Cap Growth	43,841	43,563
Goldman Sachs Government Income	22,054	22,030
Pioneer Fund	20,410	20,305
Pioneer Mid-Cap Value	16,192	16,583
Van Kampen Comstock	25,875	24,929
Eaton Vance Income	12,271	12,271
Sentinel Government Securities	43,155	43,435
Aston Tech Fixed Income	38,965	37,958
Evergreen Short-Intermediate Bond	37,601	37,077
John Hancock Investment Grade Bond	38,346	37,561
Oppenheimer Strategic Income	12,811	12,840
Phoenix-Goodwin Multi-Sector S/T Bond	12,957	12,577
Phoenix-Goodwin Multi-Sector Fixed Inc.	13,705	13,267
Excelsior Short Term Government	4,138	4,133
AIM Cash Reserves	12,388	12,388
INVESCO Stable Value	105,427	104,691

Total balanced portfolio		455,711

Pioneer cash reserves		11,344
* Participants loans; interest rates ranging from 5% to 10.5% and maturities from January 14, 2008 through August 6, 2027		2,487,563

		$68,527,953

*	Party-in-interest.

(a)	Cost omitted for Participant directed investments.

See accompanying report of independent registered public accounting firm.

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Team, Inc. Salary Deferral Plan and Trust

By:	/s/ Ted W. Owen
Ted W. Owen Senior Vice President and Chief Financial Officer

June 5, 2008